EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State/ Jurisdiction of Incorporation/Formation

Singlepoint Direct Solar LLC	Nevada
Discount Indoor Garden Supply, Inc.	California
ShieldSaver, LLC	Colorado
EnergyWyze, LLC	Utah
Box Pure Air, LLC	Delaware